Exhibit 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

        Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted-average common shares outstanding for the reported period. Diluted net income (loss) per share reflects the potential dilution that could occur if holders of warrants that are not antidilutive converted their holdings into common stock.

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